                                                               Filed pursuant to
                                                                  rule 424(b)(5)
                                                      Registration No. 333-85231

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 26, 1999)
                                  $500,000,000

                       [UNION PLANTERS CORPORATION LOGO]

                       7.75% Subordinated Notes due 2011
                            ------------------------
     These notes bear interest at the rate of 7.75% per year. Interest on the notes is payable on March 1 and September 1 of each year, beginning September 1, 2001. The notes will mature on March 1, 2011 and are not redeemable before that date.

     The notes will be unsecured subordinated obligations of Union Planters Corporation. The notes will be issued in registered form in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

     The notes are not savings accounts or savings deposits. The notes are not insured by the Federal Deposit Insurance Corporation or any governmental agency.
                            ------------------------

                                                              PER NOTE         TOTAL
                                                              --------      ------------
Public Offering Price(l)....................................   99.82%       $499,100,000
Underwriting Discount.......................................    0.65%       $  3,250,000
Proceeds, before expenses, to Union Planters Corporation....   99.17%       $495,850,000

---------------

(1) Plus accrued interest from February 27, 2001, if settlement occurs after that date.
                            ------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters are offering the notes subject to various conditions. The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 27, 2001.
                            ------------------------
SALOMON SMITH BARNEY
         MERRILL LYNCH & CO.
                   CREDIT SUISSE FIRST BOSTON
                             LEHMAN BROTHERS
                                      MORGAN STANLEY DEAN WITTER

February 22, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Forward-Looking Statements............   S-3
Recent Developments...................   S-3
Selected Financial Data...............   S-4
Capitalization........................   S-6
Consolidated Ratio of Earnings to
  Fixed Charges.......................   S-7

                                        PAGE
                                        ----
Use of Proceeds.......................   S-7
Description of the Notes..............   S-7
United States Federal Taxation........  S-10
Underwriting..........................  S-13
Legal Opinions........................  S-14
Experts...............................  S-14

                                   PROSPECTUS

                                        PAGE
                                        ----
Summary...............................    3
  Union Planters......................    3
  The Securities Union Planters May
     Offer............................    3
  Debt Securities.....................    3
  General Indenture Provisions that
     Apply to Senior and Subordinated
     Debt Securities..................    4
  Events of Default that Apply to
     Senior Debt......................    4
  Events of Default that Apply to
     Subordinated Debt................    5
  Remedies............................    5
  Consolidated Ratio of Earnings to
     Fixed Charges....................    5
Union Planters........................    6
Use of Proceeds.......................    7
Description of Debt Securities........    7
  General.............................    8
  Denominations.......................    8
  Subordination.......................    9

                                        PAGE
                                        ----
  Limitations on Liens and Disposition
     of Stock of Principal Banking
     Subsidiaries.....................   10
  Consolidation, Merger or Sale.......   12
  Modification of Indentures..........   12
  Events of Default...................   12
  Covenants...........................   13
  Payment and Transfer................   13
  Global Securities...................   14
  Defeasance..........................   14
  The Trustee.........................   14
Plan of Distribution..................   15
  By Agents...........................   15
  By Underwriters.....................   15
  Direct Sales........................   16
  General Information.................   16
Where You Can Find More Information...   16
Legal Opinions........................   17
Experts...............................   18

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Union Planters and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Union Planters and the underwriters are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information Union Planters previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of its date only. Union Planters' business, financial condition, results of operations and prospects may have changed since that date.

     References in this prospectus supplement to "Union Planters" are to Union Planters Corporation.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include statements about estimated cost savings, plans and objectives for future operations, and expectations about performance and economic and market conditions and trends. They often can be identified by the use of words like "expect," "may," "could," "intend," "project," "estimate," "believe" or "anticipate."

     Numerous factors could cause Union Planters' actual results to differ materially from those described in forward-looking statements, including, among other things, those described under "Risk Factors" in Union Planters' 1999 Annual Report on Form 10-K and "Cautionary Statement Regarding Forward-Looking Information" in Union Planters' 1999 Annual Report to Shareholders.

     Forward-looking statements speak only as of the date they are made, and Union Planters undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.

                              RECENT DEVELOPMENTS

     For the fourth quarter of 2000, Union Planters' cash operating earnings were $116.6 million, or $.86 per diluted share, an increase of 14.7% over the $.75 per diluted share for the fourth quarter of 1999. Net earnings for the quarter were $103.5 million, or $.76 per diluted share, an increase of 10.1% over the $.69 per diluted share for the same period in 1999. For the full year 2000, Union Planters' cash operating earnings were $461.6 million, or $3.38 per diluted share, an increase of 9.7% from the $3.08 per diluted share reported for 1999. Net earnings for 2000 were $409.3 million, or $3.00 per diluted share, an increase of 5.3% over the $2.85 per diluted share reported for 1999. For a further discussion of Union Planters' operating results for the fourth quarter of 2000 and for the year ended December 31, 2000, please see Union Planters' Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2001 and incorporated by reference herein.

     On February 12, 2001, Union Planters acquired Jefferson Savings Bancorp, Inc. of Ballwin, Missouri, the parent of Jefferson Heritage Bank, a federal savings bank. At December 31, 2000, Jefferson Savings had total assets of approximately $1.7 billion, total loans of $1.4 billion and total deposits of $877 million. Union Planters exchanged approximately 4.4 million shares of its common stock for all of the outstanding shares of Jefferson Savings. The acquisition is being accounted for as a purchase. Union Planters has announced its intent to repurchase Union Planters' common shares equal to the shares issued in the transaction.

     Through recent media coverage, Union Planters has become aware that an action was filed on February 20, 2001 in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois naming as defendants Magna Bank (subsequently merged into Union Planters Bank), its Chief Executive Officer, its Board of Directors and its outside legal counsel. Magna Bank was acquired by Union Planters on July 1, 1998. The complaint, reported to have been filed by a customer of Magna Bank, reportedly alleges breach of fiduciary duty by the defendants in failing to dispose of certain collateral in a commercially reasonable manner and interference with plaintiff's contractual and business affairs. Relief sought in the purported action includes damages alleged to be in excess of $300 million. Union Planters has not yet been served with a copy of the filed complaint and has not been able to assess the merits of the claims made or the materiality of this legal proceeding. Union Planters intends to vigorously defend this action.

                            SELECTED FINANCIAL DATA

     Union Planters has provided in the table below its consolidated selected financial data. The financial information for each of the years in the five-year period ended December 31, 1999 has been derived from its audited financial statements. The financial information for the nine-month periods ended September 30, 2000 and 1999 has been derived from its unaudited financial statements. You should read the following financial information in conjunction with Union Planters' consolidated financial statements and related notes that it has incorporated by reference in the accompanying prospectus.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                                      NINE MONTHS ENDED
                                      SEPTEMBER 30, (1)                            YEARS ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     2000          1999          1999          1998          1997          1996          1995
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net interest income............  $   930,110   $   935,515   $ 1,256,531   $ 1,207,233   $ 1,199,899   $ 1,114,989   $ 1,010,501
 Provision for losses on
   loans........................      (56,941)      (54,384)      (74,045)     (204,056)     (153,100)      (86,381)      (50,696)
 Investment securities gains
   (losses).....................           77         1,968         2,128        (9,074)        4,888         4,934         2,288
 Other noninterest income.......      403,118       372,041       494,472       479,319       449,573       398,565       370,972
 Noninterest expense............     (815,204)     (798,726)   (1,082,434)     (991,619)     (932,569)     (865,409)     (849,268)
 Nonoperating items (2).........       (1,237)       15,522        22,180      (109,881)      (52,842)     (120,941)      (12,260)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Earnings before income taxes...      459,923       471,936       618,832       371,922       515,849       445,757       471,537
 Income taxes...................     (154,120)     (159,288)     (208,834)     (146,316)     (176,014)     (153,055)     (156,718)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net earnings...................  $   305,803   $   312,648   $   409,998   $   225,606   $   339,835   $   292,702   $   314,819
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
 Cash operating earnings (3)....  $   344,917   $   336,459   $   442,728   $   354,382   $   392,476   $   385,815   $   335,327
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA:
 Net earnings
   Basic........................  $      2.25   $      2.19   $      2.88   $      1.61   $      2.53   $      2.28   $      2.55
   Diluted......................         2.24          2.16          2.85          1.58          2.47          2.21          2.47
 Cash operating earnings (3)
   Basic........................         2.54          2.35          3.11          2.53          2.93          3.02          2.72
   Diluted......................         2.52          2.33          3.08          2.49          2.85          2.91          2.63
 Cash dividends.................         1.50          1.50          2.00          2.00         1.495          1.08           .98
 Book value.....................        20.61         20.67         19.90         20.86         20.96         20.13         18.93
BALANCE SHEET DATA (AT PERIOD
 END):
 Total assets...................  $34,262,589   $33,154,492   $33,280,353   $31,691,953   $29,974,463   $28,108,528   $26,131,594
 Loans, net of unearned
   income.......................   23,449,430    21,365,914    21,446,400    19,576,826    20,302,969    18,811,441    16,614,031
 Allowance for losses on
   loans........................      340,453       358,721       342,300       321,476       324,474       270,439       255,103
 Investment securities..........    6,920,432     7,845,191     7,472,455     8,301,703     6,414,197     6,185,699     6,425,174
 Total deposits.................   23,083,674    24,391,453    23,372,116    24,896,455    22,875,879    21,330,304    20,322,078
 Short-term borrowing (4).......    6,193,766     4,046,075     5,422,504     1,648,039     1,824,513     1,758,027     1,086,369
 Long-term debt (5)
   Parent company...............      379,267       379,619       379,656       378,249       373,746       373,459       214,758
   Subsidiary banks.............    1,075,676       753,322       738,114     1,060,483     1,365,753     1,451,712     1,219,744
 Total shareholders' equity.....    2,797,546     2,951,929     2,776,109     2,984,078     2,874,473     2,557,117     2,312,892
 Average assets.................   33,775,630    32,822,086    32,902,370    30,744,326    29,188,805    27,610,263    24,812,394
 Average shareholders' equity...    2,807,628     2,992,902     2,980,664     2,931,703     2,755,209     2,417,913     2,125,796
 Average shares outstanding (in
   thousands)
   Basic........................      135,337       142,464       141,854       139,034       132,451       125,449       119,995
   Diluted......................      136,821       144,680       143,983       142,693       138,220       133,452       127,416
PROFITABILITY AND CAPITAL
 RATIOS:
 Return on average assets:
   Net earnings.................         1.21%         1.27%         1.25%          .73%         1.16%         1.06%         1.27%
   Cash operating earnings......         1.36          1.37          1.35          1.15          1.34          1.40          1.35
 Return on average common
   equity:
   Net earnings.................        14.60         14.01         13.80          7.71         12.45         12.26         15.14
   Cash operating earnings......        16.47         15.08         14.91         12.15         14.41         16.26         16.15
 Net interest margin............         4.17          4.35          4.36          4.40          4.57          4.48          4.53
 Net interest spread............         3.48          3.67          3.69          3.60          3.79          3.71          3.80
 Loans/deposits (period end)....       101.58         87.60         91.76         78.63         88.75         88.19         81.75
 Common and preferred dividend
   payout ratio.................        67.02         69.00         69.93        113.67         48.84         40.03         30.46
 Shareholders' equity/total
   assets (period end)..........         8.17          8.90          8.34          9.42          9.59          9.10          8.85
 Average shareholders'
   equity/average total
   assets.......................         8.31          9.12          9.06          9.54          9.44          8.76          8.57
 Leverage ratio.................         6.36          7.03          6.65          8.86          9.62          9.40          8.54
 Tier 1 capital/risk-weighted
   assets.......................         8.57         10.18          9.50         13.34         14.32         14.49         13.46
 Total capital/risk-weighted
   assets.......................        11.59         13.46         12.69         16.78         16.39         16.66         15.75
CREDIT QUALITY RATIOS (6):
 Allowance for losses on
   loans/period end loans.......         1.47%         1.72%         1.64%         1.71%         1.71%         1.57%         1.63%
 Nonperforming loans/total
   loans........................          .58           .72           .62           .83           .81           .79           .79
 Allowance for losses on
   loans/nonperforming loans....          252           240           264           206           210           199           207
 Nonperforming assets/loans and
   foreclosed properties........          .76           .88           .80           .97          1.01          1.03          1.03
 Provision for losses on
   loans/average loans..........          .34           .36           .36          1.04           .83           .52           .33
 Net charge-offs/average
   loans........................          .34           .40           .47           .95           .63           .47           .31

---------------

(1) Interim period ratios have been annualized.
(2) Reference is made to page 16 of the September 30, 2000 Quarterly Report on Form 10-Q (the "September 30, 2000 10-Q") and Table 1 on page 31 of the 1999 Annual Report to Shareholders for the nonoperating items.
(3) Cash operating earnings are net earnings before nonoperating items and goodwill and other intangibles amortization, net of income taxes. Certain historical nonoperating revenues have been reclassified to operating revenues to conform with current financial reporting presentation.
(4) Short-term borrowing includes Federal Home Loan Bank (FHLB) Advances with original maturities of one year or less, federal funds purchased and securities sold under agreements to repurchase, short-term senior notes, and other short-term borrowing (See Note 9 to Union Planters' financial statements on page 54 of the 1999 Annual Report to Shareholders and Note 8 on page 11 of the September 30, 2000 10-Q).
(5) Long-term debt includes medium-term senior notes, FHLB advances with original maturities greater than one year, trust preferred securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with original maturities greater than one year (See Note 9 to Union Planters' financial statements on page 54 of the 1999 Annual Report to Shareholders and Note 8 on page 11 of the September 30, 2000 10-Q).
(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to Union Planters. See Tables 9 and 10 on pages 36 and 37 of the 1999 Annual Report to Shareholders and the "Loans" discussion on pages 23 and 24 of that same report.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Union Planters and its subsidiaries at September 30, 2000, and "as adjusted" to reflect, on a pro forma basis as of such date, the application of the estimated proceeds from the issuance of the notes. See "Use of Proceeds." The table should be read in conjunction with Union Planters' historical financial statements and notes thereto. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
UNION PLANTERS' LONG-TERM DEBT:
  6.25% Subordinated Notes due 2003.........................  $   74,339    $   74,339
  6 3/4% Subordinated Notes due 2005........................      99,699        99,699
  7.75% Subordinated Notes due 2011.........................          --       500,000
                                                              ----------    ----------
         Total..............................................     174,038       674,038
                                                              ----------    ----------
SUBSIDIARY BANKS' LONG-TERM DEBT:
  Federal Home Loan Bank advances...........................     601,291       601,291
  6.5% Putable/Callable Subordinated Notes due 2018.........     300,915       300,915
  Medium-Term Senior Notes..................................      60,000        60,000
  Variable-Rate Asset-Based Certificates....................     114,939       114,939
  Other Long-Term Debt......................................       4,689         4,689
                                                              ----------    ----------
         Total..............................................   1,081,834     1,081,834
                                                              ----------    ----------
         Total long-term debt...............................   1,255,872     1,755,872
                                                              ----------    ----------
CORPORATION-OBLIGATED MANDATORILY REDEEMABLE CAPITAL
  PASS-THROUGH SECURITIES OF SUBSIDIARY TRUST HOLDING A
  UNION PLANTERS-GUARANTEED RELATED SUBORDINATED NOTE.......     199,071       199,071
                                                              ----------    ----------
SHAREHOLDERS' EQUITY:
  Series E, 8% Cumulative, Convertible Preferred Stock
    (797,683 shares issued and outstanding) (1).............      19,942        19,942
  Common Stock ($5 par value: 300,000,000 shares authorized;
    134,756,611 shares issued and outstanding)..............     673,783       673,783
  Additional paid-in capital................................     754,153       754,153
  Retained earnings.........................................   1,458,488     1,458,488
  Unearned compensation.....................................     (18,499)      (18,499)
  Accumulated other comprehensive income-unrealized loss on
    available for sale securities, net of taxes.............     (90,321)      (90,321)
                                                              ----------    ----------
         Total shareholders' equity.........................   2,797,546     2,797,546
                                                              ----------    ----------
         TOTAL LONG-TERM DEBT AND SHAREHOLDERS' EQUITY......  $4,252,489    $4,752,489
                                                              ==========    ==========
CAPITAL RATIOS:
  Equity/total assets.......................................        8.17%         8.05%
  Tier 1 risk-based capital (2).............................        8.57%         8.57%
  Total risk-based capital (2)..............................       11.59%        13.61%
  Leverage..................................................        6.36%         6.27%

---------------

(1) The Series E Preferred Stock has a liquidation value of $25 per share plus all dividends accrued and unpaid to the date of liquidation, and with the approval of the Federal Reserve, may be redeemed by Union Planters in whole or in part at any time at $25 per share. Each share is convertible at the option of the holder into 1.25 shares (997,103 shares at September 30, 2000) of Union Planters' Common Stock prior to redemption.
(2) Assumes the net proceeds from the sale of the Subordinated Notes are invested in U.S. Treasury or U. S. Government Agency securities which have a zero risk-weighting.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the consolidated ratio of earnings to fixed charges of Union Planters for each of the five most recent fiscal years and the nine-month periods ended September 30, 2000 and 1999, respectively. The consolidated ratio of earnings to fixed charges is a measure of Union Planters' ability to generate earnings sufficient to pay the fixed expenses of its debt.

     These computations include Union Planters and its subsidiaries. For purposes of computing this ratio, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Union Planters' estimate of the interest component of rental expense. These ratios are presented both including and excluding interest on deposits.

                                           NINE MONTHS
                                              ENDED
                                          SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                          -------------   -------------------------------------
                                          2000    1999    1999    1998    1997    1996    1995
                                          -----   -----   -----   -----   -----   -----   -----
Including Interest on Deposits.........    1.48x   1.60x   1.59x   1.33x   1.48x   1.44x   1.52x
Excluding Interest on Deposits.........    2.34x   3.93x   3.57x   2.68x   3.35x   3.14x   3.93x

                                USE OF PROCEEDS

     The net proceeds Union Planters receives from the sale of the notes offered under this prospectus supplement and the accompanying prospectus will be used for general corporate purposes as indicated in the accompanying prospectus.

                            DESCRIPTION OF THE NOTES

     Union Planters may issue, without limitation as to amount, senior and subordinated securities of various series. The following description of the notes supplements the description of the general terms of the Subordinated Debt Securities set forth under "Description of Debt Securities" in the accompanying prospectus. You should read the prospectus and this prospectus supplement together for a complete description of the notes. Terms that are capitalized but not defined in this prospectus supplement have been defined in the accompanying prospectus.

     The notes are a series of subordinated debt securities (as defined in the accompanying prospectus). The notes will be issued under an indenture, dated as of February 27, 2001, between Union Planters and Bank One Trust Company, National Association (the successor in interest to The First National Bank of Chicago), as trustee.

     The notes will be issued in fully registered book-entry form without coupons and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. Union Planters does not intend to apply for the listing of the notes on any securities exchange.

     The notes are unsecured and subordinated in right of payment to all of Union Planters' current and future Senior Indebtedness. In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Union Planters' Other Financial Obligations. "Senior Indebtedness" and "Other Financial Obligations" are defined in the accompanying prospectus under the heading "Description of Debt Securities -- Subordination."

     The notes will be limited to an aggregate principal amount of $500 million and will bear interest at a rate of 7.75% per year, commencing February 27, 2001. Interest is payable on March 1 and

September 1 of each year, beginning on September 1, 2001, to the persons in whose names the notes are registered as of the close of business on the February 15 immediately before each March 1 and the August 15 immediately before each September 1. Interest on the notes at maturity will be payable to the person to whom principal is payable. If any interest payment date or the date of maturity of the notes would otherwise be a day which is not a business day, the related payment of principal of or interest on the notes will be postponed to the next day which is a business day with the same force and effect as if made on the date such payment were due, and no interest will accrue on the amount payable for the period from and after such interest payment date or the date of maturity, as the case may be. The term "business day" means any day that is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies in New York, New York or Memphis, Tennessee are generally authorized or obligated by law to close. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (the "Depositary") and its participants. The notes mature on March 1, 2011 and are not redeemable before that date.

     Payment of principal of the notes can be accelerated only if certain events of bankruptcy, insolvency or reorganization of Union Planters occur. There will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of Union Planters' covenants or agreements contained in the notes or in the indenture. However, in the event of a default in the payment of principal or interest, the registered holder of the notes will have the right to institute a suit for the collection of such overdue payment.

     As of September 30, 2000, on an unconsolidated basis, Union Planters had no Senior Indebtedness or Other Financial Obligations outstanding. As of September 30, 2000, on an unconsolidated basis, Union Planters had approximately $174 million outstanding of indebtedness ranking equally upon liquidation with the Subordinated Debt Securities.

     Because Union Planters is a holding company, its rights and the rights of its creditors, including the holders of the notes, to participate in the assets of any subsidiary upon the liquidation or reorganization of that subsidiary will be subject to the prior claims of the creditors of that subsidiary (including, in the case of a subsidiary bank, its depositors), except to the extent that Union Planters may itself be a creditor with recognized claims against the subsidiary.

BOOK-ENTRY SYSTEM

     The notes will be issued only in fully registered form, represented by one or more global certificates (the "Global Securities") that will be deposited with the Depositary and registered in the name of Cede & Co., as the nominee of the Depositary.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the Global Security to the accounts of securities brokers and dealers and other financial institutions that have accounts with the Depositary, known as "participants." Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee, in the case of participants, or by participants or persons that hold through participants in the case of persons other than participants. The laws of certain states require that certain purchasers of securities take physical delivery of their securities as certificates issued in definitive form. These laws may make it impossible to sell and transfer beneficial interests in a Global Security to that type of purchaser.

     Principal and interest payments on the Global Security will be made to the Depositary or its nominee, as the case may be, as the registered holder of the security. Union Planters has been advised that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security, will immediately credit participants' accounts with payments in amounts equal to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. Payments by participants, or by persons that hold interests for customers through participants, to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants, or of such persons that hold interests for customers through participants.

     Each owner of a beneficial interest in a Global Security must ensure that the person through whom its interest is held, such as a participant or other person that holds interests through a participant, maintains accurate records of their beneficial interest in the Global Security. The interests of participants, which may be in the form of a custodial relationship, will be shown on records maintained by the Depositary for that Global Security. The designation of the Depositary or its nominee as custodian for participants and persons that hold interests through participants, either as principal, nominee or custodian, will be shown on the register maintained by the trustee.

     Neither Union Planters nor the trustee will have any responsibility or liability for any aspect of the records relating to, or for payments made on account of beneficial ownership interests in, a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     If:

     (a) the Depositary is unwilling or unable to continue as depositary for the Global Securities, or

     (b) the Depositary ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, if so required by applicable law or regulation,

and, in the case of clauses (a) and (b), Union Planters does not appoint a successor depository within 90 days,

     (c) an Event of Default has occurred and is continuing with respect to the notes, or

     (d) Union Planters, in its sole discretion, decides not to have any notes represented by Global Securities,

the Global Securities will be exchanged for notes in certificated form (the "certificated notes") of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integrals of $1,000. The certificated notes will be registered in the name or names as the Depositary instructs the trustee. It is expected that instructions may be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in Global Securities.

     Union Planters has been advised by the Depositary that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom, and/or their representatives, own the Depositary. Access to the Depositary's book-entry system is also available to others, such as brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that Union Planters believes to be reliable, but Union Planters takes no responsibility for the accuracy of the information.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made in immediately available funds. Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in the Depositary's Same-Day Funds Settlement System until maturity. Secondary market trading activity in the notes will be required by the Depositary to settle in same-day funds. Settlement in same-day funds may have an effect on the level of trading activity in the notes.

                         UNITED STATES FEDERAL TAXATION

     The following is a general discussion of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. Except as specifically set forth in this section, this summary deals only with notes and units purchased by a United States holder, as defined below, on original issuance and held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances or to holders subject to special rules, such as persons other than United States holders, insurance companies, dealers in securities or foreign currencies, persons holding the notes or units as part of a hedging transaction, "straddle," conversion transaction, or other integrated transaction, or United States holders whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the notes or units should consult with their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

UNITED STATES HOLDERS

     As used in this section, the term "United States holder" means a beneficial owner of a note or unit who or that is:

     - a citizen or resident of the United States for United States federal income tax purposes;

     - a corporation or partnership, including an entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust if both:

      - a United States court is able to exercise primary supervision over the administration of the trust, and

      - one or more United States persons have the authority to control all substantial decisions of the trust.

In addition, some trusts treated as United States persons before August 20, 1996 may elect to continue to be so treated to the extent provided in Treasury regulations.

NOTES

  Payments of Interest on the Notes

     Interest paid on a note will generally be taxable to a United States holder as ordinary interest income at the time it accrues or is received, in accordance with the United States holder's method of tax accounting.

  Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange or retirement of a note, a United States holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States holder's adjusted tax basis in the note. Gain or loss recognized on the sale, exchange or retirement of a note will be capital gain or loss, and will generally be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

     A Non-United States holder is a person other than a United States holder. Interest (and original issue discount, if any) attributable to an investment in any notes by a Non-United States holder generally will not be subject to federal income and withholding tax if the income is not effectively connected with the conduct of a trade or business within the United States and if such holder (i) is not a 10% or greater shareholder of Union Planters, (ii) is not a controlled foreign corporation that is related to Union Planters, (iii) is not a bank and the notes do not constitute an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business and (iv) pursuant to IRS Form W-8BEN or a successor form, certifies, under penalty of perjury, that it is a Non-United States holder and provides its name and address to the person otherwise required to withhold.

     Non-United States holders of a note not engaged or considered engaged in the conduct of a trade or business within the United States generally will not be subject to United States federal income and withholding tax on any gain realized upon the disposition, exchange or retirement of a note. However, individual Non-United States holders present in the United States for 183 days or more in the taxable year of such disposition or retirement may be subject to a 30% withholding tax on such gains.

     Non-United States holders should consult their own tax advisors regarding the application of United States federal income tax law to their particular situations.

BACKUP WITHHOLDING

     Backup withholding of United States federal income tax at a rate of 31 percent may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a United States holder must be reported to the IRS, unless the United States holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those Non-United States holders who are not exempt recipients.

     In addition, upon the sale of a note to (or through) a broker, the broker must withhold 31 percent of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a Non-United States holder, certifies that such seller is a Non-United States holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-United States status (and certain other conditions are met). Certification of the holder's non-United States status would be made normally on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

STATE AND OTHER TAX CONSEQUENCES.

     State, local and foreign tax law may differ substantially from federal tax law, and this discussion does not purport to describe any aspect of the tax law of a state or other jurisdiction. Prospective purchasers should consult their own tax advisors with respect to such matters.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, as supplemented by a terms agreement, between Union Planters and the underwriters, Union Planters has agreed to sell to the underwriters and the underwriters have severally agreed to purchase from Union Planters, the respective principal amount of notes set forth opposite their names below.

                                                               PRINCIPAL
                                                                 AMOUNT
UNDERWRITERS                                                    OF NOTES
------------                                                  ------------
Salomon Smith Barney Inc....................................  $375,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    50,000,000
Credit Suisse First Boston Corporation......................    25,000,000
Lehman Brothers Inc.........................................    25,000,000
Morgan Stanley & Co. Incorporated...........................    25,000,000
                                                              ------------
             Total..........................................  $500,000,000
                                                              ============

     The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Union Planters estimates that its total expenses for this offering will be approximately $360,000.

     The notes are a new issue of securities with no established trading market. Union Planters has no current intention of listing the notes on any exchange. The underwriters have advised Union Planters that they intend to make a market in the notes. The underwriters are not obligated to make a market in the notes and may discontinue market making at any time without notice. Union Planters cannot assure you that a liquid trading market for the notes will develop.

     In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes.

     Until the distribution of the notes is completed, the rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exemption to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with this offering (i.e., if the underwriters sell more notes than are referred to on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Neither Union Planters nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Union Planters nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions once commenced, will not be discontinued without notice.

     Union Planters has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Union Planters has also agreed to contribute to the payments the underwriters may be required to make because of those liabilities.

     The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Union Planters. The underwriters have received customary fees and commissions for these transactions.

                                 LEGAL OPINIONS

     Wyatt, Tarrant & Combs, LLP will pass upon the legality of the notes for Union Planters. Brown & Wood LLP will pass upon certain legal matters relating to the notes for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Union Planters and its subsidiaries incorporated in this prospectus supplement and the accompanying prospectus by reference to Union Planters' Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

PROSPECTUS

                       [UNION PLANTERS CORPORATION LOGO]
MAY OFFER
                                  $600,000,000

                                Debt Securities

--------------------------------------------------------------------------------

     Union Planters will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                    This prospectus is dated August 26, 1999

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
SUMMARY....................................    3
  Union Planters...........................    3
  The Securities Union Planters May
    Offer..................................    3
  Debt Securities..........................    3
  General Indenture Provisions that Apply
    to Senior and Subordinated Debt
    Securities.............................    4
  Events of Default that Apply to Senior
    Debt...................................    4
  Events of Default that Apply to
    Subordinated Debt......................    5
  Remedies.................................    5
  Consolidated Ratio of Earnings to Fixed
    Charges................................    5
UNION PLANTERS.............................    6
USE OF PROCEEDS............................    7
DESCRIPTION OF DEBT SECURITIES.............    7
  General..................................    8
  Denominations............................    8
  Subordination............................    9
  Limitations on Liens and Disposition of
    Stock of Principal Banking
    Subsidiaries...........................   10

                                             PAGE
                                             ----
  Consolidation, Merger or Sale............   12
  Modification of Indentures...............   12
  Events of Default........................   12
  Covenants................................   13
  Payment and Transfer.....................   13
  Global Securities........................   14
  Defeasance...............................   14
  The Trustee..............................   14
PLAN OF DISTRIBUTION.......................   15
  By Agents................................   15
  By Underwriters..........................   15
  Direct Sales.............................   16
  General Information......................   16
WHERE YOU CAN FIND MORE INFORMATION........   16
LEGAL OPINIONS.............................   17
EXPERTS....................................   18

                                    SUMMARY

     This summary provides a brief overview of Union Planters and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

     - this prospectus, which explains the general terms of the securities that Union Planters may offer;

     - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

     - the documents referred to in "Where You Can Find More Information" on page 16 for information on Union Planters, including its financial statements.

                                 UNION PLANTERS

     Union Planters is a bank holding company organized under the laws of the State of Tennessee. At June 30, 1999, Union Planters was among the 30 largest banking institutions in the United States based on assets, with $32.3 billion in assets and $3.0 billion of shareholders' equity.

     Union Planters conducts its business through Union Planters Bank, National Association, its principal bank subsidiary, and a number of other banking and banking-related subsidiaries. Through its various subsidiaries, Union Planters provides a diversified range of financial services, maintaining banking offices in the states of Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas.

     Union Planters' common stock, par value $5.00 per share, is traded on The New York Stock Exchange under the symbol "UPC". Union Planters' principal executive offices are located at Union Planters Administrative Center, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is
(901) 580-6000.

                    THE SECURITIES UNION PLANTERS MAY OFFER

     Union Planters may use this prospectus to offer up to $600,000,000 of debt securities.

     A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of the debt securities.

                                DEBT SECURITIES

     The debt securities are unsecured general obligations of Union Planters in the form of senior or subordinated debt. The senior debt securities will be unsecured and rank equally with all of Union Planters' other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Union Planters' Senior Indebtedness (as defined below under "Description of Debt Securities -- Subordination"). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Union Planters' Other Financial Obligations (as defined below under "Description of Debt Securities -- Subordination"). As of June 30, 1999, Union Planters had no Senior Indebtedness or Other Financial Obligations outstanding. As of June 30, 1999, Union Planters had approximately $177.7 million outstanding of indebtedness ranking equally upon liquidation with the subordinated debt securities.

     The senior and subordinated debt will be issued under separate indentures between Union Planters and The First National Bank of Chicago, as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions under "Where You Can Find More Information" on page 16.

    GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT
                                   SECURITIES

     - The indentures do not limit the amount of debt that Union Planters may issue or provide holders any protection should there be a highly leveraged transaction, recapitalization or restructuring involving Union Planters. However, the senior debt indenture does limit Union Planters' ability to sell, transfer or pledge the stock of any banking subsidiary that meets the financial thresholds in the indenture. These thresholds are described below under "Description of Debt Securities."

     - Each indenture allows for different types of debt securities, including indexed securities, to be issued in series.

     - The indentures allow Union Planters to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occurs, the other company would be required to assume Union Planters' responsibilities for the debt securities. Unless the transaction results in an event of default, Union Planters will be released from all liabilities and obligations under the debt securities when the successor company assumes Union Planters' responsibilities.

     - The indentures provide that holders of a majority of the total principal amount of the senior debt securities outstanding in any series and holders of a majority of the total principal amount of the subordinated debt securities outstanding in any series may vote to change Union Planters' obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

     - Union Planters may satisfy its obligations under the senior debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Union Planters' obligations under the particular senior debt securities when due.

     - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

                  EVENTS OF DEFAULT THAT APPLY TO SENIOR DEBT

     The events of default specified in the senior debt indenture include:

     - failure to pay required interest for 30 days;

     - failure to pay principal when due;

     - failure to make a required sinking fund payment when due;

     - failure to perform other covenants for 60 days after notice;

     - acceleration of the senior debt securities of any other series or any indebtedness for borrowed money of Union Planters and certain subsidiaries, in each case exceeding $5,000,000 in an aggregate principal amount; and

     - certain events of insolvency, bankruptcy or reorganization involving Union Planters or certain subsidiaries, whether voluntary or not.

               EVENTS OF DEFAULT THAT APPLY TO SUBORDINATED DEBT

     The only events of default specified in the subordinated debt indenture are certain events of insolvency, bankruptcy or reorganization involving Union Planters.

                                    REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal of that series be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

     The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities or in the subordinated debt indenture. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the consolidated ratio of earnings to fixed charges of Union Planters for each of the five most recent fiscal years and the six-month periods ended June 30, 1999 and 1998, respectively. The consolidated ratio of earnings to fixed charges is a measure of Union Planters' ability to generate earnings sufficient to pay the fixed expenses of its debt.

     These computations include Union Planters and its subsidiaries. For purposes of computing this ratio, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Union Planters' estimate of the interest component of rental expense. These ratios are presented both including and excluding interest on deposits.

                                                 SIX MONTHS
                                                    ENDED
                                                  JUNE 30,            YEARS ENDED DECEMBER 31,
                                                -------------   -------------------------------------
                                                1999    1998    1998    1997    1996    1995    1994
                                                -----   -----   -----   -----   -----   -----   -----
Including Interest on Deposits................  1.59x   1.52x   1.33x   1.48x   1.44x   1.52x   1.49x
Excluding Interest on Deposits................  4.12x   3.55x   2.68x   3.35x   3.14x   3.93x   4.07x

                                 UNION PLANTERS

     Union Planters is a bank holding company organized under the laws of the State of Tennessee. At June 30, 1999, Union Planters was among the 30 largest banking institutions in the United States based on assets, with $32.3 billion in assets and $3.0 billion of shareholders' equity.

     Union Planters conducts its business through Union Planters Bank, its principal bank subsidiary, and a number of other banking and banking-related subsidiaries. Through its various subsidiaries, Union Planters provides a diversified range of financial services, maintaining banking offices in the states of Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas.

     Historically, acquisitions have been an important part of the expansion of Union Planters' business. During the period beginning January 1, 1994 and ending July 16, 1999, Union Planters completed the acquisition of 47 institutions with approximately $28.7 billion in total assets, purchased an additional 85 branch locations and assumed related deposit liabilities of approximately $3.1 billion.

     On July 16, 1999, Union Planters Bank completed the acquisition of Republic Banking Corp. of Florida (Nasdaq: RBCF), the parent company of Republic National Bank of Miami, Miami, Florida. In the transaction, Union Planters Bank acquired Republic National Bank's 25 Miami-Dade and two Broward County banking centers and approximately $1.5 billion in assets, $1.0 billion in loans and $1.3 billion in total deposits. The purchase price was approximately $410 million in cash. Union Planters currently estimates goodwill and other intangibles resulting from the acquisition to be $267 million, subject to change when the final purchase accounting adjustments are completed.

     As of the date of this prospectus, Union Planters does not have any acquisitions pending. While Union Planters expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions, Union Planters anticipates some reduction in its acquisition activity. These plans may change in the future. Any future acquisitions are virtually certain to require payment by Union Planters of consideration in excess of the book value of the underlying net assets acquired, will normally result in the issuance of additional shares of Union Planters' capital stock, may require the incurrence of additional indebtedness by Union Planters, and could have a dilutive effect on the earnings or book value per share of Union Planters' common stock. Moreover, Union Planters could incur significant acquisition-related charges incidental to making acquisitions.

     The recent decrease in acquisition activity has given Union Planters an opportunity to continue the assimilation of acquired institutions, to eliminate redundant properties and operations, to instill its culture into acquired entities and to evaluate whether the anticipated economies of scale and other expected benefits of its acquisition program are in fact being realized.

     Because Union Planters is a holding company, its rights and the rights of its creditors, including the holders of the debt securities, to participate in the assets of any subsidiary upon the liquidation or reorganization of that subsidiary will be subject to the prior claims of the creditors of that subsidiary (including, in the case of a subsidiary bank, its depositors), except to the extent that Union Planters may itself be a creditor with recognized claims against the subsidiary. Claims on subsidiaries of Union Planters by creditors other than Union Planters include substantial obligations with respect to deposit liabilities, federal home loan bank advances, securities sold under repurchase agreements, medium-term notes, long-term debt and other borrowings.

     There are regulatory limitations on the payment of dividends by Union Planters Bank or any other banking subsidiary directly or indirectly to Union Planters. Federal and state authorities also have the right to further limit the payment of dividends by Union Planters Bank or any other banking subsidiary.

     In addition, there are various statutory and regulatory limitations on the extent to which Union Planters Bank or any other banking subsidiary may finance or otherwise transfer funds to Union Planters or its non-banking subsidiaries, either in the form of loans, extensions of credit, investments or asset purchases.

     - Such transfers by Union Planters Bank or any other banking subsidiary to Union Planters or any non-banking subsidiary are limited to 10% of the banking subsidiary's capital and surplus, and with respect to Union Planters and all such non-banking subsidiaries, to an aggregate of 20% of the banking subsidiary's capital and surplus.

     - Furthermore, loans and extensions of credit are required to be secured by collateral having a specified minimum value and are required to be on terms and conditions consistent with safe and sound banking practices.

     Under the policy of the Board of Governors of the Federal Reserve System, a bank holding company is required to act as a source of strength to its subsidiary banks and to commit resources to support such banks. As a result of that policy, Union Planters may be required to commit resources to Union Planters Bank or any other banking subsidiary in circumstances in which it might not do so absent such policy. Further, federal bankruptcy law provides that in the event of the bankruptcy of Union Planters, any commitment by Union Planters to regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Union Planters will use the net proceeds from the sale of the offered securities for general corporate purposes, which may include making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, repaying outstanding loans and future debt maturities, funding possible acquisitions of other financial institutions and repurchasing Union Planters' common stock.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct unsecured general obligations of Union Planters and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between Union Planters and The First National Bank of Chicago. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

     The senior debt securities will be unsecured and rank equally with all of Union Planters' other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Union Planters' Senior Indebtedness (as defined below under "-- Subordination"). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Union Planters' Other Financial Obligations (as defined below under "-- Subordination"). As of June 30, 1999, Union Planters had no Senior Indebtedness or Other Financial Obligations outstanding. As of June 30, 1999, Union Planters had approximately $177.7 million outstanding of indebtedness ranking equally upon liquidation with the subordinated debt securities.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title of the debt securities and whether the debt securities will be senior or subordinated debt;

     - The total principal amount of the debt securities;

     - The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

     - The dates on which the principal of the debt securities will be payable;

     - The interest rate which the debt securities will bear, or the method for determining the rate, and the interest payment dates for the debt securities;

     - Any mandatory or optional redemption provisions;

     - Any sinking fund or other provisions that would obligate Union Planters to repurchase or otherwise redeem the debt securities;

     - Any provisions granting special rights to holders when a specified event occurs;

     - Any changes to or additional events of default or covenants;

     - Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

     - Any other terms of the debt securities.

     Neither indenture limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by Union Planters and may be in any currency or currency unit designated by Union Planters. (Sections 3.01 and 3.03.)

DENOMINATIONS

     Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any integral multiples thereof. (Section 3.02.)

SUBORDINATION

     Under the subordinated debt indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated debt indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made unless Union Planters pays in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if an event of default with respect to any Senior Indebtedness has occurred and is continuing, which permits the holders of the Senior Indebtedness to accelerate the maturity of such Senior Indebtedness, or if any judicial proceeding is pending with respect to any such default.

     If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Union Planters, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts will first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full.

     The subordinated debt indenture will not limit the amount of Senior Indebtedness or Other Financial Obligations that Union Planters may incur.

     "Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

     (1) all obligations of Union Planters for the repayment of borrowed money,

     (2) all obligations of Union Planters for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of Union Planters, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that Union Planters has guaranteed or that is otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

     "Other Financial Obligations" means all obligations of Union Planters to make payment pursuant to the terms of financial instruments, such as:

     (1) securities contracts and foreign currency exchange contracts,

     (2) derivative instruments, such as swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts, and commodity option contracts, and

     (3) similar financial instruments;

     but Other Financial Obligations does not include:

        (a) Senior Indebtedness, or

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

LIMITATIONS ON LIENS AND DISPOSITION OF STOCK OF PRINCIPAL BANKING SUBSIDIARIES

     The senior debt indenture provides that Union Planters will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Significant Subsidiary, without providing that each series of senior debt securities and, at Union Planters' option, any other Senior Indebtedness ranking equally with the senior debt securities, will be secured equally and ratably with such indebtedness. This limitation will not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Significant Subsidiary. (Senior debt indenture, Section 12.06.) The subordinated debt indenture does not contain a similar provision.

     The senior debt indenture also provides that Union Planters will not sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors' qualifying shares) of any Principal Banking Subsidiary and will not permit any Principal Banking Subsidiary to issue (except to Union Planters) any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Banking Subsidiary, except for sales, assignments, transfers or other dispositions that:

     - are for fair market value on the date thereof, as determined by the Board of Directors of Union Planters (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, Union Planters will own not less than 80% of the shares of Voting Stock of such Principal Banking Subsidiary then issued and outstanding free and clear of any security interest;

     - are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by Union Planters, directly or indirectly, of any other banking institution or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

     - are made where such Principal Banking Subsidiary, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the senior debt securities; or

     - are made to Union Planters or any wholly owned Subsidiary if such wholly owned Subsidiary agrees to be bound by this covenant and Union Planters agrees to maintain such wholly owned Subsidiary as a wholly owned Subsidiary.

     Notwithstanding the foregoing, any Principal Banking Subsidiary may be merged into or consolidated with another banking institution organized under the laws of the United States, any state or the District of Columbia if, after giving effect to such merger or consolidation, Union Planters or any wholly owned Subsidiary owns at least 80% of the Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting institution thereafter as a Principal Banking Subsidiary and as a Subsidiary for purposes of the senior debt indenture, no event of default, and no event that, after the giving of notice or lapse of time or both, would become an event of default under the senior debt indenture, has occurred and is continuing.

     The subordinated debt indenture does not contain any of the foregoing limitations on the creation of liens or disposition of Principal Banking Subsidiaries and these limitations are not for the benefit of any series of subordinated debt securities.

     "Principal Banking Subsidiary" means any Subsidiary, including the Principal Banking Subsidiary's Subsidiaries, which (1) is principally engaged in the banking business, and (2) meets any of the following conditions:

     - Union Planters' and its other Subsidiaries' investments in and advances to the Subsidiary exceed 30% of the total assets of Union Planters and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Union Planters' and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 30% of the total assets of Union Planters and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Union Planters' and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 30% of such income of Union Planters and its Subsidiaries consolidated for the most recently completed fiscal year.

(Senior debt indenture, Section 1.01.) As of the date of this prospectus, Union Planters Bank is the sole Principal Banking Subsidiary of Union Planters.

     "Significant Subsidiary" means a Subsidiary, including its Subsidiaries, that meets any of the following conditions:

     - Union Planters' and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10% of the total assets of Union Planters and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Union Planters' and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total assets of Union Planters and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Union Planters' and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10% of such income of Union Planters and its Subsidiaries consolidated for the most recently completed fiscal year.

(Senior debt indenture, Section 1.01.) As of the date of this prospectus, Union Planters Bank is the sole Significant Subsidiary of Union Planters.

     "Subsidiary" means any corporation of which securities entitled to elect at least a majority of the corporation's directors shall at the time be owned, directly or indirectly, by Union Planters, and/or one or more Subsidiaries.

     "Voting Stock" means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation, except capital stock that carries only the right to vote conditioned on the happening of an event regardless of whether such event shall have happened. (Senior debt indenture, Sections 1.01 and 12.06).

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between Union Planters and another corporation. They also permit Union Planters to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of Union Planters' responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of Union Planters' covenants in the indentures.

     However, Union Planters will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for Union Planters in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise Union Planters' rights and powers under any indenture, in Union Planters' name or in its own name. Any act or proceeding required or permitted to be done by Union Planters' board of directors or any of its officers may be done by the board or officers of the successor corporation. If Union Planters merges with or into any other corporation or sells all or substantially all of its assets, the surviving corporation in the merger or the company to which the assets are sold will succeed to Union Planters' obligations under the indentures and Union Planters will be released from all liabilities and obligations under the indentures and under the debt securities. (Sections
10.01 and 10.02.)

MODIFICATION OF INDENTURES

     Under each indenture, Union Planters' rights and obligations and the rights of the holders of the debt securities of any series may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 11.01 and 11.02.)

EVENTS OF DEFAULT

     The senior debt indenture provides that an "event of default" regarding any series of senior debt securities will be any of the following:

     - failure to pay interest on any debt security of such series for 30 days;

     - failure to pay the principal or any premium on any debt security of such series when due;

     - failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

     - failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

     - acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of Union Planters or any Significant Subsidiary (as defined above), in each case exceeding $5,000,000 in an aggregate principal amount;

     - certain events involving bankruptcy, insolvency or reorganization of Union Planters or any Significant Subsidiary; or

     - any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

     The subordinated debt indenture provides that an "event of default" regarding any series of subordinated debt securities will occur only upon certain events involving bankruptcy, insolvency or reorganization of Union Planters. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated debt indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any subordinated debt security shall have the right to institute a suit for the collection of such overdue payment.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 5.12.)

COVENANTS

     Under the indentures, Union Planters will:

     - pay the principal, interest and any premium on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to Union Planters' compliance with the terms of the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for payment of any principal, interest or any premium.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Union Planters and specified in a prospectus supplement. (Section 3.07.)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by Union Planters for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of such interests will be effected only through, records maintained by DTC and its participants.

DEFEASANCE

     Union Planters will be discharged from its obligations on the senior debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. Union Planters must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

     The subordinated debt indenture does not contain provisions for the defeasance and discharge of Union Planters' obligations on the subordinated debt securities and the subordinated debt indenture.

THE TRUSTEE

     The First National Bank of Chicago will be the trustee under the indentures. It is also trustee under (i) an indenture with Union Planters pursuant to which Union Planters' 8.20% Junior Subordinated Deferrable Interest Debentures due 2026 were issued and (ii) a subordinated indenture with Union Planters pursuant to which Union Planters' 6.25% Subordinated Notes due 2003 and 6 3/4% Subordinated Notes due 2005 were issued. The trustee and its affiliates may have other relations with Union Planters in the ordinary course of business.

     The occurrence of any default under any of the subordinated debt indenture, the senior debt indenture or any of the other indentures described above could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee may be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the securities under one or more of the indentures. In the event of the trustee's resignation as trustee with respect to the senior debt securities or the subordinated debt securities, Union Planters shall promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of Union Planters, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with Union Planters, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

                              PLAN OF DISTRIBUTION

     Union Planters may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; or
(4) through a combination of any of these methods of sale.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of the offered securities and the proceeds to Union Planters from such sale;

     - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - the initial public offering price;

     - any discounts or concessions to be allowed or reallowed or paid to dealers; and

     - the securities exchanges, if any, on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may be sold through agents designated by Union Planters. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Union Planters to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

     - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

     - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

     - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

     Offered securities may also be sold directly by Union Planters. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Union Planters may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, Union Planters or its Subsidiaries in the ordinary course of their businesses.

                      WHERE YOU CAN FIND MORE INFORMATION

     Union Planters files annual, quarterly and current reports, proxy statements and other information with the SEC. Union Planters has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about Union Planters and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

     You may read and copy any document filed by Union Planters with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Union Planters files its SEC materials electronically with the SEC, so you can also review Union Planters' filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     The SEC allows Union Planters to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to other documents filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus. Information that Union Planters files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Union Planters has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

     - Current Reports on Form 8-K, dated January 22, 1999, April 15, 1999 and July 15, 1999.

     Union Planters also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until Union Planters sells all of the securities being offered by this prospectus.

     You may request a copy of Union Planters' filings at no cost, by writing or telephoning Union Planters at the following address:

                       Attn.: E. James House, Jr.
                       Secretary and Manager of the Legal Department Union Planters Corporation
                       Union Planters Administrative Center
                       7130 Goodlett Farms Parkway
                       Memphis, Tennessee 38018
                       (901) 580-6584

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Union Planters has not authorized anyone else to provide you with different information. Union Planters is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Unless otherwise specified in the applicable prospectus supplement, Wyatt, Tarrant & Combs will issue an opinion concerning the legality of the offered securities for Union Planters. Unless otherwise specified in the applicable prospectus supplement, any underwriters will be advised about certain issues relating to any offering by Brown & Wood LLP.

                                    EXPERTS

     Union Planters' financial statements incorporated in this prospectus by reference to Union Planters' Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

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

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                                  $500,000,000

                       [UNION PLANTERS CORPORATION LOGO]

                       7.75% Subordinated Notes due 2011

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               FEBRUARY 22, 2001

                                  ------------

                              SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                           MORGAN STANLEY DEAN WITTER

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